Welwind Energy International Corp.

10-20172 113B Avenue

Maple Ridge, British Columbia

Canada V2X 0Y9

May 29, 2009

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Welwind Energy International Corp.

File No. 000-26673

SEC Comment letter dated May 18, 2009

Dear Mr. Phippen:

On behalf of Welwind Energy International Corp. (the “Company”), please be advised that we have received and reviewed your letter of May 29, 2009 pertaining to the Company’s Form 8-K filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 15, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

1.

We have revised the Filing to provide the necessary information required by Item 4.02(a)(2) of Form 8-K as indicated.

In connection with the Company’s responding to the comments set forth in the May 29, 2009 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact the undersigned directly with any questions.

Very truly yours,

By:	/s/ Tammy-Lynn McNabb
Name: Tammy Lynn McNabb
Title: CEO